SEC FORM 4

Subject to Section 16?

1. Name and Address of Reporting Person
      Name: Alexander, Roger K.
   Address: 23 The Glebe, Badby, Daventry, Northamptonshire, England NN11 3AZ

2. Issuer Name and Ticker or Trading Symbol
   Issuer Name: Transaction Systems Architects, Inc.
   Ticker/Trading Symbol: TSAI

3. I.R.S. Identification Number of Reporting Person, in an entity:


4. Statement for Month/Year: 02/27/03

5. If Amendment, Date of Original (Month/Year):

6. Relationship of Reporting Person(s) to Issuer: Director
   If Officer, please specify title:
   If Other, please specify:

7. Individual or Joint/Group Filing: Individual


Table I - Non-Derivative Securities Acquired, Disposed of, or Benficially Owned

1. Title of Security:

2. Transaction Date (Month/Day/Year):

3. Transaction Code:
   Transaction Code V:

4. Securities Acquired (A) or Disposed (D) of, AMOUNT:
   Securities Acquired (A) or Disposed (D):
   Securities Acquired or Disposed of, PRICE:

5. Amount of Securities Beneficially Owned at the end of the month:


6. Ownership Form: Direct (D) or Indirect (I):


7. Nature of Indirect Beneficial Ownership:



Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Derivative Security: Non-Qualified Stock Option (right to buy)

2. Conversion or Exercise Price of Derivative Security: 5.920

3. Transaction Date (Month/Day/Year): 02/27/03

4. Transaction Code: A
   Transaction Code V:

5. Number of Derivative Securities Acquired (A): 4,000
   Number of Derivative Securities Disposed of (D):

6. Date Exercisable (Month/Day/Year): Annual prorata - 3 years
   Expiration Date (Month/Day/Year): 02/27/13

7. Title of Underlying Securities: Class A Common Stock
   Amount or Number of Shares of Underlying Securities: 4,000

8. Price of Derivative Security:

9. Number of Derivative Securities Beneficially Owned at End of Month: 4,000


10. Ownership Form of Derivative Securities Beneficially Owned at End of Month:D


11. Nature of Indirect Beneficial Ownership:


----
Submitted from: 12.13.124.253
    User-agent: Mozilla/4.0 (compatible; MSIE 5.5; Windows NT 5.0)